Exhibit 24.2

BLUE RIDGE INVESTMENTS, L.L.C. CERTIFICATE OF SECRETARY RELATING TO OFFICER AUTHORITY

I, Maria S. Barnes, Secretary of Blue Ridge Investments, L.L.C., a Delaware limited liability company (the “Company”), do hereby certify that:

1.	I am a duly appointed, qualified and acting Secretary of the Company.

2.	The individual listed below has been duly appointed and qualified to the office indicated below and currently holds such office.

Name	Title
Jude Arena	Managing Director

3.	Section 3.3 of the Amended and Restated Limited Liability Company Agreement of the Company reads as follows:

Section 3.3 Officers. The officers of the Company may (but are not required to) include a President, a Vice President, Secretary, and such other officers as appointed, from time to time, by consent in writing of the Board. Such officers shall serve at the pleasure of the Board.  Unless the Board decides otherwise, if the title is one commonly used for officers of a business corporation formed under the General Corporation Law of the State of Delaware, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to the restrictions on such authority imposed by the Board. Writing by the Board consenting to the appointment of officers shall be filed in the minutes of the Company.

4.
Attached hereto as Exhibit A is a true and correct excerpt from the Resolutions Re Annual Appointment of Officers adopted by the Board of Directors of the Company on September 18, 2017 (the “Excerpt”), all to the extent set forth therein, and that such Excerpt is in full force and effect and has not been amended or rescinded as of the date hereof.

5.
Jude Arena is a Volcker Desk Head for a line of business that manages an investment held by the Company and holds the title of Managing Director with his employing entity. As such, has been duly appointed and qualified as the Managing Director of the Company pursuant to the Resolutions and he currently holds such office.

6.
In his capacity as a Managing Director of the Company, Jude Arena is authorized to execute and deliver on behalf of the Company all instruments, contracts, agreements and documents of whatsoever type in accordance with Section 3.3 of the Amended and Restated Limited Liability Company Agreement of the Company.

IN WITNESS WHEREOF, I have hereupon set my hand of said Company this 6th day of June 2022.

Maria S. Barnes

Maria S. Barnes Secretary

EXHIBIT A

EXCERPT FROM RESOLUTION RE ANNUAL APPOINTMENT OF OFFICERS
September 18, 2017

FURTHER RESOLVED, that any Bank of America employee (“Employee”) who serves from time to time as a Volcker Control Forum Chair or Volcker Desk Head (as tracked by the Enterprise Volcker Team) for any line of business (LOB) which manages an investment held by the Company shall be deemed an officer of the Company and shall have signature authority for such investment managed by said Employee’s LOB. Said Volcker Control Forum Chair or Volcker Desk Head shall be deemed to hold the same title as the Employee holds with his or her employing entity.